EXHIBIT 99.1

Oaktree to Transition Advisory Role of Non-Traded REIT to Brookfield

The REIT for individual investors will be distributed through Brookfield Oaktree Wealth Solutions

BROOKFIELD, NEWS, July 15, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM; TSX: BAM.A) and Oaktree Capital Management, L.P. (“Oaktree”) today announced they have entered into an agreement to transition the advisory role of Oaktree Real Estate Income Trust, Inc. (the “REIT” or “Oaktree REIT”) to an affiliate of Brookfield. Following the transition, the Non-Traded REIT will change its name to Brookfield Real Estate Income Trust Inc. (“Brookfield REIT”).

Brookfield REIT will be distributed by Brookfield Oaktree Wealth Solutions, a wealth management platform established to offer institutional-caliber alternative investment products to individual and high net worth investors globally.

Going forward, Oaktree will maintain an active role by managing certain of Brookfield REIT’s assets and its liquid securities portfolio. Manish Desai, the REIT’s current President, will transition to Brookfield to serve as President and COO of Brookfield REIT.

“Oaktree has done an excellent job, generating strong returns for stockholders. This transition benefits stockholders going forward through the combination of Brookfield’s sourcing networks, operating capabilities and global footprint, while maintaining the benefit of Oaktree’s leading credit expertise,” said Zach Vaughan, Managing Partner at Brookfield and CEO of Brookfield REIT following the transition.

Following the transition, Brookfield REIT’s investment strategy will largely stay the same, but will include exposure to certain non-U.S. markets where Brookfield has existing capabilities.

The transition is expected to occur in the fourth quarter of 2021. The transition and related transactions are subject to customary closing conditions, including regulatory approvals, and there is no guarantee they will occur as described herein or at all.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the NYSE and the TSX under the symbols BAM and BAM.A, respectively. For more information, please visit Brookfield’s website at www.brookfield.com.

Oaktree is a leader among global investment managers specializing in alternative investments, with $153 billion in assets under management as of March 31, 2021. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in credit, real assets, private equity and listed equities. The firm has over 1,000 employees and offices in 19 cities worldwide. For additional information, please visit Oaktree’s website at www.oaktreecapital.com.

CONTACTS

Brookfield

Communications & Media:	Investor Relations:
Kerrie McHugh	Matt Cherry
Tel: +1212 618-3469	+1212 417-7488
Email: kerrie.mchugh@brookfield.com	matthew.cherry@brookfield.com

Oaktree

Communications & Media:	Investor Relations:
Sard Verbinnen & Co	inquiries@oaktreereit.com
Alyssa Lorenzo / Monique Sidhom
mediainquiries@oaktreecapital.com

Forward-Looking Statements:
This communication includes certain statements that are intended to be deemed “forward- looking statements” within the meaning of, and to be covered by the safe harbor provisions contained in, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are generally identifiable by the use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “continue,” or other similar words or terms and include, without limitation, statements describing the pending transition described in this communication and the expected timing thereof. These statements are based on certain assumptions and analyses made in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate. Such statements are subject to a number of assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Such factors may include, but are not limited to, the occurrence of any event, change or other circumstances that could cause the transition not to be consummated and the effect of the announcement of the transition on our business and personnel. In addition, these forward-looking statements reflect the REIT’s views as of the date on which such statements were made. Subsequent events and developments may cause the REIT’s views to change. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.